

ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

30 November 2001



02002632

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

02 JAN 18 AM 8:25

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 28 November 2001, Re: Proposed Disposal of 51% equity interest in Lion Suzuki Marketing Sdn Bhd by the Company to Suzuki Motor Corporation, Japan ("Proposed Disposal of LSM") for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

PROCESSED
JAN 2 9 2002
THOMSON
FINANCIAL

Yours faithfully
ANGKASA MARKETING BERHAD



WONG PHOOI LIN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622



Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA** on **28-11-2001 06:06:27 PM**
Reference No **AA-011128-78320**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed Disposal of 51% equity interest in Lion Suzuki Marketing Sdn Bhd by the Company to Suzuki Motor Corporation, Japan ("Proposed Disposal of LSM")

* **Contents :-**

On 1 October 2001, RHB Sakura Merchant Bankers Berhad, on behalf of the Company announced, inter alia, the Proposed Disposal of LSM and the proposed disposal of 51% equity interest in Suzuki Assemblers Malaysia Sdn. Bhd. by the Company to Suzuki Motor Corporation ("SMC") ("Proposed Disposal of SAM") pursuant to two separate Share Sale Agreements both dated 1 October 2001 entered into between the Company and SMC.

The Proposed Disposal of SAM is subject to various conditions precedent, which include the following:

i. the approval of the Ministry of International Trade and Industry;
ii. the approval of the shareholders of the Company to be obtained at an extraordinary general meeting; and
iii. the approvals of any banks, financial institutions and/or lenders to the Company and SAM, if necessary.

The Proposed Disposal of LSM is subject to various conditions precedent, which include the following:

i. the approval of the Foreign Investment Committee ("FIC");
ii. the approval of the shareholders of the Company to be obtained at an extraordinary general meeting;
iii. the approvals of any banks, financial institutions and/or lenders to the Company and LSM, if necessary; and
iv. the Proposed Disposal of SAM becoming unconditional.

The Board of Directors wishes to announce that FIC has via their letter dated 24 November 2001 (received on 28 November 2001) approved the Proposed Disposal of LSM subject to the following conditions ("FIC Conditions"):

(a) LSM increases its Bumiputera equity interest to not less than 30% before 31 December 2002; and
(b) LSM reduces its foreign equity interest to not more than 30% before 31 December 2002.

The Company is awaiting notification from SMC whether the FIC Conditions are acceptable or otherwise.

ANGKASA MARKETING BERHAD (41515-D)